

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2015

Mail Stop 4631

Via E-mail
Mr. Guy J. Constant
Chief Financial Officer
Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, TX 75024

>   Re: **Rent-A-Center, Inc.**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed March 2, 1015**
>   **File No. 0-25370**

Dear Mr. Constant:

        We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ John Cash

                                        John Cash
                                        Accounting Branch Chief
                                        Office of Manufacturing and
                                        Construction